Exhibit (h)(2)

AMENDMENT TO THE

ADMINISTRATION AGREEMENT

This AMENDMENT to the ADMINISTRATION GREEMENT (the “Amendment”) effective as of December 26, 2017 (the “Effective Date”), among Cavanal Hill Funds, a Massachusetts business trust (the “Trust”) and Cavanal Hill Investment Management, Inc., an Oklahoma corporation, (“Administrator”), to that certain Administration Agreement, dated July 1, 2004, between the Trust and Administrator (as in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, the Trust, is an open-end management investment company registered under the Investment Company Act of 1940, as amended;

WHEREAS, pursuant to the Agreement, Administrator performs certain administrative services for Portfolios of the Trust (individually referred to as “Fund” and collectively as “Funds”);

WHEREAS, the Parties wish to enter into this Amendment to the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.         Schedule A. Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A.

2.         Miscellaneous. This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein. Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be duly executed on the day and year first above written to become effective on the Effective Date.

CAVANAL HILL FUNDS

By:	/s/ James L. Huntzinger
Name: James L. Huntzinger Title: President

CAVANAL HILL INVESTMENT MANAGEMENT, INC.

By:	/s/ J. Brian Henderson
Name: J. Brian Henderson Title: President

SCHEDULE A

TO THE ADMINISTRATION AGREEMENT

PORTFOLIOS: This Agreement shall apply to all Portfolios of the Trust either now or hereafter created. The current portfolios of the Trust are set forth below:

U.S. Treasury Fund

Government Securities Money Market Fund

Limited Duration Fund

Moderate Duration Fund

Bond Fund

Strategic Enhanced Yield Fund

Ultra Short Tax-Free Income Fund

Intermediate Tax-Free Bond Fund

Active Core Fund

Mid Cap Core Equity Fund

Opportunistic Fund

World Energy Fund

(collectively, the “Portfolios”).

FEES: Pursuant to Article 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay the Administrator on the first business day of each month, or at such time(s) as the Administrator shall request and the parties hereto shall agree, a fee computed daily at the annual rate of:

Eight one-hundredths of one percent (0.08%) of each Portfolio’s average daily net assets, other than the U.S. Treasury Fund and Government Securities Money Market Fund (together, the “Money Market Funds”).

Five one-hundredths of one percent (0.05%) of the Money Market Funds’ average daily net assets.

The fee for the period from the day of the month this Agreement is entered into until the end of that month shall be prorated according to the proportion which such period bears to the full monthly period. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

For purposes of determining the fees payable to the Administrator, the value of the net assets of a particular Fund shall be computed in the manner described in the Trust’s Declaration of Trust or in the Prospectus or Statement of Additional Information respecting that Fund as from time to time is in effect for the computation of the value of such net assets in connection with the determination of the liquidating value of the shares of such Fund.

The parties hereby confirm that the fees payable hereunder shall be applied to each Portfolio as a whole, and not to separate classes of shares within the Portfolios.

The fee payable by the Trust hereunder shall be allocated to each Portfolio based upon its pro rata share of the total fee payable hereunder. Such fee as is attributable to each Portfolio shall be a separate (and not joint or joint and several) obligation of each such Portfolio. The Administrator may agree, from time to time, to waive any fees payable under this Agreement. Such waiver shall be at the Administrator’s sole discretion.

TERM: Pursuant to Article 7, the term of this Agreement shall commence on July 1, 2004, and shall remain in effect until June 30, 2009 (“Initial Term”). Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods (“Rollover Periods”). This Agreement may be terminated without penalty (i) by provision of a notice of nonrenewal in the manner set forth below, (ii) by mutual agreement of the parties or (iii) for “cause,” as defined below, upon the provision of 60 days advance written notice by the party alleging cause. Written notice of nonrenewal must be provided at least 60 days prior to the end of the Initial Term or any Rollover Period, as the case may be.

For purposes of this Agreement, “cause” shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.

Notwithstanding the foregoing, after such termination for so long as the Administrator, with the written consent of the Trust, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due the Administrator and unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination. The Administrator shall be entitled to collect from the Trust, in addition to the compensation described in this Schedule A, the amount of all of the Administrator’s cash disbursements for services in connection with the Administrator’s activities in effecting such termination, including without limitation, the delivery to the Trust and/or its designees of the Trust’s property, records, instruments and documents, or any copies thereof. Subsequent to such termination, for a reasonable fee, the Administrator will provide the Trust with reasonable access to any Trust documents or records remaining in its possession.

If, for any reason other than nonrenewal, mutual agreement of the parties or “cause,” as defined above, the Administrator is replaced as administrator, or if a third party is added to perform all or a part of the services provided by the Administrator under this Agreement (excluding any sub-administrator appointed by the Administrator as provided in Article 8 hereof), then the Trust shall make a one-time cash payment, as liquidated damages, to the Administrator equal to the balance due the Administrator under this Agreement for the lesser of (A) the next six months of the Initial Term or (B) the remainder of such Initial Term, assuming for purposes of calculation of the payment that (i) such balance shall be based upon the average amount of the Trust’s assets for the twelve months prior to the date the Administrator is replaced or a third party is added and (ii) such payment shall be based upon the actual fee being charged, which may or may not be lower than the contractual fee amount.

In the event the Trust is merged into another legal entity in part or in whole pursuant to any form of business reorganization or is liquidated in part or in whole prior to the expiration of the then-current term of this Agreement, the parties acknowledge and agree that the liquidated damages provision set forth above shall be applicable in those instances in which the Administrator is not retained to provide administration services. Under such circumstances, the one-time cash payment referenced above shall be due and payable on the day prior to the first day during which assets are transferred pursuant to the plan of reorganization or liquidation.

The parties further acknowledge and agree that, in the event the Administrator ceases to be retained, as set forth above, (i) a determination of actual damages incurred by the Administrator would be extremely difficult, and (ii) the liquidated damages provision contained herein is intended to adequately compensate the Administrator for damages incurred and is not intended to constitute any form of penalty.